

EXHIBIT F:
RAISE VIDEO TRANSCRIPT



Apotheka Animation Script

- **Based on the latest survey of close to 500 hospitals; the average cost of a health Data Breach is close to $4M per incident.**
- **According to FBI Black Market patient data resale rose to $408 Per Healthcare Record.**
- **Recent patient insurance data privacy violations have resulted in lawsuit settlement to a tune of Record $16M.**
- **Midsize hospitals loose close to $3M on monthly basis due to erroneous data or wrong and delayed billing due to coding issues.**
- **Council of Medical Integrity estimates Medicare alone has lost more than $230 Billion in the last 6 years due to improper payments to healthcare systems.**

Welcome to Apotheka electronic medical platform powered by blockchain and artificial intelligence technologies
Welcome to Apotheka Blockchain platform powered by Artificial intelligence!
The user friendly platform was designed to store and encrypt patients' medical records on the Blockchain to allow deeper security to prevent hacking and data breaches, privacy to ensure HIPPA compliance, interoperability to facilitate easy data sharing between various systems and immutability to enforce data integrity in the revenue cycle claims adjudication process. Capturing and storing patient data on the Apotheka Blockchain is flawless due to the nature of the cutting edge technology patient medical records are stored in a decentralized permissioned ledger meaning data incorruptible and secure.

The patented technology allows hospitals to easily scan and validate patient identifiable information like name, medical record number, date of birth or social security number against unique biometric data points from retina or finger prints.

Patient checking in the system they take all identifying information Name, SSN, Date of Birth and combines with fingerprint and iris scans.

The six way validation process utilizing DNA allows hospitals to easily and securely check in patients during hospital visits and critical areas like neonatal or blood bank.

More so physician credentialing check points on the blockchain have been implemented as part of the trust protocols to prevent would be healthcare malpractice incidents.

With increased data integrity the technology alleviates revenue cycle bottle necks thus minimizing under billing and over billings in the claims adjudication process.

The Apotheka eco system is driven by smart work flows with facilitation of artificial intelligence and smart contracts that legally and digitally facilitate, verification, negotiation and performance of credible transactions without third parties.



EXHIBIT G:
BUSINESS PLAN / PITCH DECK





BLOCKCHAIN

1.0 Executive Summary

Advancement in digital technology has greatly revolutionized healthcare ecosystems especially in the first world countries.

"Global electronic health record market is projected to attain a size of $30.4 billion by 2023, the market is mainly driven by the increasing need for advanced healthcare information system, growing investments by healthcare IT players, rising demand for better healthcare facilities, and increasing government initiatives." - *Globe Newswire May, 2018*

United States health systems alone have invested more than $10 billion in electronic health record (EMR/EHR) systems between 2008 and 2013, and were projected to spend another $10 billion to $15 billion by 2016 to 2018.

Emerging technologies such as Blockchain, Voice Recognition, Big data, Cloud, and Artificial Intelligence are becoming more of a priority in healthcare than previously envisioned. However, as the healthcare space continues to evolve, hospitals and local clinics are struggling to adapt to technological advancements in healthcare, due to cost barriers of entry, logistical barriers, lack of infrastructure, and limited human resources.

Introducing Apothēka Blockchain, a SaaS Blockchain and cloud-based module that transforms EMR / EHR platforms into secure Blockchain eco-systems.

Apothēka Blockchain has integrated **Artificial Intelligence (AI)** and decentralized **Blockchain** technology that employs cryptographic security within the architecture, ensuring top security, transparency, traceability, and control, which is lacking in most major EMR systems.
The **plug and play** application is fully developed with five core modules. The modules include **Patient Identification/ Validation, Claims Adjudication, Security/Encryption, Interoperability and Physician Credentialing**.

*Blockchain – Is a distributed online immutable ledger that can prove and validate a piece of data's authenticity.

The Market

The rising demand for streamlining electronic healthcare systems along with technological advancements in the field of healthcare information technology is expected to be a key factor contributing to market growth. Main focus will be to address:

1. Increased data security breaches 2. Healthcare and Financial data integrity 3. Systems interoperability - which are likely to accentuate the demand.

- Surveyed 477 Hospitals & 2,200 Respondents. The Average Cost Of A Data Breach Is Now **$3.86M** - **HIPAA Journal 2018**
- Anthem To Pay Record **$16M** To Settle Potential Privacy Violations – KHN 2018
- Over past 6 years, Medicare has lost **>$230 Billion** due to improper payments due to bad data, codding and billing errors – Council of Medical Integrity 2019

As we roll out the Apothēka Blockchain, we will focus on small hospitals and clinics in the United States as our target market for early adoption. Pilot hospitals will have inadequate, manual systems or home grown medical record systems. Government hospitals with 150 beds and above will be our second top priority after establishing ourselves as key a market player, to include community based hospitals, private practices, clinics and medical teaching institutions.

Presently, there are about 6,210 hospitals in the United States based on AHA data. The number of U.S. Community Hospitals is 5,262. The number of Nongovernment Not-for-Profit Community Hospitals is 2,968 and the number of Investor-Owned (For-Profit) Community Hospitals is 1,322.

The total target market potential represents $371,500,000. Of the 1,486 facilities, we plan to sell to 300 facilities over the first five years, which represents 20% of our target market. With an average complete sale of $250,000 this would represent $75,000,000 in revenue over five years.
It is estimated that fewer than 10% of these sales will be for cash. Third-party leasing is expected to comprise the majority of our business.
Revenues in our five-year plan above the $75,000,000 million total are the result of additional vertical markets initially penetrated with modest market share in years four and five.

Our experience has been that it takes about a 1-6 months for a hospital to make a decision. Our marketing efforts of last year are paying off this year as we have identified pilot hospitals. Our objective is to keep the pipeline full and have regular closings. We expect our revenues to grow at a minimum of 50% to 100% for the next several years.

The Customers

Apothēka Blockchain will be concentrating mainly on four different target customer segments.

1. Initially on small private practices or hospitals and clinics (In/Out Patient).
2. Secondly, government, regional and community hospitals averaging about 150 and above beds.
3. Third-party administrators and payers/insurance companies.
4. Government-run programs and medical teaching institutions.
5. ACOs / Value Based Care Networks.
6. Big Pharma.
7. Life Sciences.

The Management Team

Apothēka Blockchain solution development, marketing and implementation will be led by Apotheka team. The team has over 20 plus years combined experience in various software developments projects and EMR/EHR implementations, including consulting in Fortune 500 healthcare conglomerates like Amgen (Biotech), Cedars Sinai (High net worth private hospital), GE Health, Memorialcare healthcare system, Kaiser Permanent among others.
Dennis Maliani (CEO/CTO); Luis Lopez (COO), Victor Pisacane (CTO), Daniel Edelstein (Chief Strategy Officer) & eight developers.

Advisory Board members include:

- Dr. Vishal Banthia (Board Certified, ENT, Plastic Surgeon & Concierge Doctor) – Los Angeles, CA. USA
- Dr. Stephen Geller (Chairman Emeritus, Pathology, Cedars-Sinai Medical Center) – Los Angeles, CA / New York, USA

- Dr. Melanie Rolli (Chief Medical Officer at PIQUR) – Basel, Switzerland.
- Brad Bulent Yasar - Founder at Blockchain Investors Consortium (BIC) a 120-member strong organization) – Los Angeles, CA. USA

Start-up Funding

The business plan outlines the following the funding needs for Apothēka Blockchain. Apotheka is seeking $2,000,000 in initial Series a funding with an additional $3,000,000 in Series B equity financing.

1.1 Objectives

Apothēka Blockchain has six driven objectives:

1. **Disrupting** the EHR/EMR healthcare space with Blockchain technology (decentralized) that employs cryptography as security with in the EMR architecture ensuring top security, trust, transparency, traceability, and control within the ecosystem.
2. **Smart healthcare** by integrating different healthcare delivery mechanisms to facilitate appropriate health care delivery at the right time and place.
3. **Interoperability/IoT**; communicating and patient data exchange with in various systems. That includes patient history, diagnostic test results, medical imaging, diagrams and specific patient notes for easy storage and access.
4. **Automation**, increase productivity, streamlining daily hospital operations by automating daily manual processes, eliminating paper records by digitizing them, availability of system built reports, templates that capture and translate disparate information into meaningful patient data.
5. **Telemedicine,** Provides services to remote areas to underserved communities or remote patients.
6. **Affordability,** Provides a low entry price model by offering the product as Software as a Service, a monthly service, as well as a purchase price (perpetual license). The low monthly price eliminates capital budgeting issues and allows quicker decisions by management.
7. **User Friendly,** the Platform was designed with clinicians and other end users in mind, ensuring ease of use. Our goal was to create a product that would improve efficiency, while maintaining end user satisfaction.
8. **Security,** integrated cybersecurity framework in our builds, database and various levels of authentication to include rigorous ISO/IEC security standards. Active directory, single sign-on ready and encryption at database level.
9. **Scalable Digital Infrastructure,** plug and play functionality powered by APIs that enable easy integration with interface engines, EDI partners, ERP & CRM systems, human capital, financials, supply chain, decision support/Analytics, time keeping, Active directory and third party apps.

1.2 Mission

A cutting edge, patient-centric, blockchain-driven solution ensuring the utmost security, transparency, traceability, and control to facilitate interoperability, optimum patient care, and ease of use for clinicians.

1.3 Keys to Success

1. Bringing multiple information sources to a single, common view that's user friendly.

2. Providing a low entry price model by offering the product as Software as a Service, a monthly service, as well as a purchase price (perpetual license). The low monthly price eliminates capital budgeting issues and allows quicker decisions by hospital management.
3. Interoperability that is interfacing to the various systems through several industry standard protocols.
4. Obtaining physicians' sponsorship.
5. Extending our technology to payers, third-party administrators, etc. who often can make decisions quicker than providers.
6. Obtaining required capitalization and key management.
7. Managing our channels of distribution and resellers effectively.

2.0 Company Summary

Apothēka Systems Inc. Company offers cutting edge healthcare software solutions for streamlining patient care experience, promote secure data sharing while decreasing operational costs.

2.1 Company Ownership

Apothēka is a privately-held corporation organized and existing under the laws of the State of California.

2.2 Value Proposition

- Value Bundle Platform - Medicare Claims, Pharmacy, Primary Care, Laboratory & Specialty Care.

- One Stop Shop **user friendly/Smart workflows (AI driven)** and **secure** platform that grants patients privacy and access to their medical history across multiple physician networks.

- **Smart contracts** on decentralized immutable record ledger of digital transactions that is shared on the blockchain network that reference aggregate data pointers and also self-execute.

- Easily integrate-able solution/**Interoperability** (Plug & Play functionalities). Technology cross platform integration Analytics, Wearables, **mHealth**, **Artificial intelligence (AI)**, **IoT** and Social Platforms.
- **Cryptographic hash** technology that drives **data governance**, encryption, auditing, non-tampering and integrity.

- **Agile implementation**, Software as a Service and scalable technology on cloud infrastructure.

2.3 Start-up Summary
The management team at Apotheka will handle day-to-day operations of the business and will work collaboratively with advisory management staff and various physicians/hospital networks to ensure that this business venture is a success.

It is estimated that the start-up costs will include the following:

Table: Start-up

Balance Sheet

	2020	2021	2022	2023	2024
ASSETS					
Cash/Bank	898,105	854,107	6,524,897	25,176,344	53,673,791
Accounts Receivables	36,060	312,628	1,583,742	3,036,904	3,906,890
Inventories	-	-	-	-	-
Total Current Assets	934,166	1,166,735	8,108,639	28,213,248	57,580,681
Platform	338,333	328,333	315,000	315,000	315,000
Set-up, Trademarks, Incorporation	33,000	31,000	29,000	27,000	25,000
Office Equipment	4,000	3,800	3,400	3,800	4,200
Total Fixed Assets	375,333	363,133	347,400	345,800	344,200
Total Assets	1,309,499	1,529,868	8,456,039	28,559,048	57,924,881
LIABILITIES & EQUITY					
Accounts Payable	5,289	40,642	179,491	293,567	345,109
Advances	-	-	-	-	-
Other Current Liabilities	-	-	-	-	-
Total Current Liabilities	5,289	40,642	179,491	293,567	345,109
Senior Debt	-	-	-	-	-
Bridge Loan	-	-	-	-	-
Total Liabilities	5,289	40,642	179,491	293,567	345,109
Share Capital: Class A	2,550,000	2,550,000	2,550,000	2,550,000	2,550,000
Share Capital: Class B	-	-	-	-	-
Share Capital: Class C	-	-	-	-	-
Retained Earnings	-	(1,245,790)	(1,060,774)	5,726,548	25,715,481
Net Profit (loss)	(1,245,790)	185,016	6,787,322	19,988,933	29,314,291
Total Equity	1,304,210	1,489,226	8,276,548	28,265,481	57,579,772
Total Liabilities & Equity	1,309,499	1,529,868	8,456,039	28,559,048	57,924,881

Chart: Start-up

Target Requirement (Target)	$	2,220,000
Marketing & Customer Acquisition	$	1,110,000
Operations & Salaries	$	555,000
IT	$	333,000
R&D	$	222,000



Funding Distribution Target

10% | 15% | 50% | 25%

■ Marketing & Customer Acquisition ■ Operations & Salaries ■ IT ■ R&D

3.0 Services

Apothēka is a healthcare software company positioned for physicians, patients, clinical and administrative professionals who need immediate access to medical information from disparate systems; our solution delivers that information from a single source, anywhere, anytime. The package includes managed and professional services.

Pricing Strategy:

The price of the solution will be a combination of subscription and perpetual licensing model. This will be dependent on the number of modules the client decides to purchase to include, training and monthly support fees.

4.0 Market Analysis Summary

"With quality, outcomes, and value -the watchwords for healthcare in the 21st century, sector stakeholders around the globe are looking for innovative, cost-effective ways to deliver patient-centered, technology-enabled "smart" health care, both inside and outside hospital walls." – *Deloitte, 2018*

- Global healthcare spending is projected to reach $8.7 trillion by 2020, annual rate of 4.1% in 2017-2021, up from just 1.3% in 2012-2016
- Per-person health care spending variance $11,356 in the United States to just $53 in Pakistan in 2021
- Life expectancy is estimated to increase; 2016 and 2021—from 73 to 74.1 years— bringing the number of people aged over 65 to more than 656 million, or 11.5% of the total population. Much of the gain in life expectancy globally is due to falling infant mortality rates
- Rapid urbanization, sedentary lifestyles, changing diets, and rising obesity levels are fueling an increase in chronic diseases—most prominently, cancer, heart disease, and diabetes
- Someone develops dementia every three seconds. In 2017, an estimated 50 million people worldwide live with dementia —a number that is predicted to double every 20 years. By 2018, dementia will become a trillion-dollar disease

4.1 Market Driver Analysis for EMR/EHR Systems

- Growing prevalence of chronic diseases
- Increasing government support for EHR implementation
- Adoption of international expansion strategies by larger market players
- Rising need to render quality healthcare services
  Source: WHO, U.S. CDC, FDA, Investor Presentations, Primary Interviews, Grand View

GLOBAL ELECTRONIC HEALTH RECORD (EHR) MARKET, BY COMPONENT, $M (2013-2023)



"Based on delivery mode, the electronic health record market has been categorized into web-based/cloud-based server, and on-premise. Among these, web-based/cloud-based server held the largest share in this market, with 50.9% contribution in 2017. This is attributed to its increasing number of benefits that include low licensing and start-up cost, low maintenance and infrastructure requirements, and wider accessibility. In addition, a web-based EHR system provides enhanced productivity and faster and smoother implementation.

On the basis of component, the electronic health record market has been categorized into practice management, patient management, e-prescribing, referral management, population health management and others. Of these, the fastest growth during the forecast period is expected from the e-prescribing category, with a CAGR of 5.9%. This growth is attributed to the increasing adoption of e-prescriptions by the healthcare providers. Several medical and surgical specialty organizations have made the use of these prescriptions mandatory.

Based on end user, the electronic health record market has been classified into inpatient, ambulatory care, physician offices and others. Inpatient held the largest share as an end user category in this market, with 52.6% contribution in 2017. The growth in this end user category is attributed to the increasing number of hospitals, globally, and several advantages associated with using EHR and easy availability of patient-centric data." – *P&S Market Research, 2018*

4.2 Market Segmentation

Apothēka Blockchain target market will be **early new technology adopters**, underserved hospitals, outpatient clinics, private practices, big pharma and labs.

Apothēka Blockchain will employ agile implementation, Software as a Service with blockchain scalable technology on cloud infrastructure. Our implementation cycle will range from 6-18 months depending on size and modules to be deployed. Clients will start realizing ROI between 6-12 months post deployment.

In the USA market the Apothēka team will mainly focus on the 13.1% physician offices and secondary target market will be large hospital institutions on multi-million dollar EMR systems.

4.3 Target Market Segment Strategy

The target market for Apothēka Blockchain is the entire U.S. health space, with the possibility of exploring the emerging global market.
Typical Apothēka Blockchain clients will be on a referral basis; seeking simplicity in their processes, increased productivity of their staff and patient satisfaction. They may be referred by physicians, health-tech, health care facilities and other health care professionals. Their current state will be hospitals with disparate systems with short budget cycles to facilitate quick decision processes.

4.4 Competition and Buying Patterns

Below are the new companies in the healthcare space utilizing Blockchain technology however **NOT as a complete end to end patientcare solution**, as will be provided by to Apothēka Blockchain:

- Patientory (Atlanta, GA): Patientory interconnects with any EHR system and enables doctors, care providers and consumers to communicate on a single easy to use platform. In addition, facilitates consumers to connect with the larger community. Patientory uses blockchain technology to ensure end-to-end encryption while adhering to regulatory guidelines and compliance requirements.

- Embleema (New York - USA / Paris - France): Blockchain platform that lets patients share their clinical research data with stakeholders.

- SimplyVital Health (Watertown, MA): Building the blockchain infrastructure so providers and patients can safely share and govern their data, reducing healthcare cost globally.

5.0 Strategy and Implementation Summary

Apothēka Blockchain will succeed by offering its clients one stop service and a high level of attention to the needs of their individual case, by assisting them with the implementation and support. We plan to inform and educate through the services provided by Apothēka Blockchain in documents, physical presentation, automated virtual forums, and user conferences.

5.1 SWOT Analysis

The following SWOT analysis captures the key strengths and weaknesses within the company, and describes the opportunities and threats facing Apothēka Blockchain.

5.1.1 Strengths

- Years (20 plus combined) of knowledge in the healthcare industry (provider, payer, biotech, medical devices etc.).
- Diverse and in-depth knowledge in emerging technologies like blockchain (decentralized medical records), AI, IoT among others.
- Agile and lean six sigma methodologies with in our business processes.
- Low cost barrier of our Apothēka Blockchain solution.
- Short implementation cycle that helps clients focus on patient care, operations and revenue generation.

5.1.2 Weaknesses

- The need for operating capital.
- There is no one providing an end to end patient care solution with blockchain technology, so it's hard to compare our work to the industry standards.
- Adapting effective marketing to our business model.

5.1.3 Opportunities

- Apothēka's specialized technology that's custom to each client's unique needs. "These smaller hospitals are hungry for new technology but often resource poor; over half that signed a new contract in 2017 chose a less expensive or less resource-intensive platform – namely, Athenahealth, Meditech, and the community deployment models from Cerner and Epic," *said KLAS researchers, 2018*

- Implementation of HITECH Act and growing need for hospital automation due to government mandates, laws and regulations penalties are imposed to hospitals due to non-compliance.

- Government incentives are encouraging hospitals to implement EMR systems. "After all, through April, the feds have paid out $34.5 billion to 4,924 hospitals and 493,612 physicians and other eligible professionals in electronic health record incentive payments." - *Joseph Conn, May 26, 2016*

5.1.4 Threats

- Blockchain being new technology curve and adoption rate in healthcare is generally low for new technologies.
- Downturn in the economy that would prevent hospital spending on a new application.

5.4 Sales Strategy

Apothēka Blockchain will make a profit through cost effective solutions, coupled with excellent customer service as we grow and maintain our base of clients. The company expects to double its' clientele within the first 18 months.

Our sales strategy will be based on going out to the community, healthcare professionals, healthcare conferences, referral network. We will be actively involved with local and state healthcare policy review, testimony and reform as well as discussions with policy makers and lobbyists. This will in turn provide a great platform for word-of-mouth and referrals.

5.4.1 Sales Forecast

As the following table shows, the company plans to deliver revenues of approximately $635,700 in the first year, $3,170,282 in the second year, and $9,377,360 in the third year plan implementation. This is dependent on a 25% increase in year two and three. All services expect to lead into each other and that we will have not only new clientele each month but of course returning clients with ongoing needs.

Table: Sales Forecast, Subscriber Sign Ups & Revenue Growth

	2022	2023	2024
Revenue			
Small - Cloud			
Total Number of Clients	19	39	50
License Fee	$ 44,550	$ 110,550	$ 165,000
Onboarding	$ 1,530,400	$ 2,093,100	$ 1,255,000
Periodic Costs	$ 3,729,200	$ 7,580,800	$ 9,377,000
Total Revenue: Small - Cloud	$ 5,304,150	$ 9,784,450	$ 10,797,000
Small - On premise			
Total Number of Clients	21	41	53
License Fee	$ 51,150	$ 117,150	$ 156,750
Onboarding	$ 1,370,750	$ 1,871,650	$ 1,213,250
Periodic Costs	$ 2,815,600	$ 5,484,500	$ 6,916,400
Total Revenue: Small - On premise	$ 4,237,500	$ 7,473,300	$ 8,286,400
Med - Cloud			
Total Number of Clients	19	39	50
License Fee	$ 44,550	$ 110,550	$ 165,000
Onboarding	$ 1,588,680	$ 2,164,600	$ 1,279,950
Periodic Costs	$ 3,501,950	$ 7,112,250	$ 8,785,900
Total Revenue: Med - Cloud	$ 5,135,180	$ 9,387,400	$ 10,230,850
Med - On premise			
Total Number of Clients	18	38	49
License Fee	$ 41,250	$ 107,250	$ 161,700
Onboarding	$ 1,585,530	$ 2,162,100	$ 1,279,950
Periodic Costs	$ 2,878,200	$ 6,049,500	$ 7,725,450
Total Revenue: Med - On premise	$ 4,504,980	$ 8,318,850	$ 9,167,100
Large - Cloud			
Total Number of Clients	18	38	49
License Fee	$ 41,250	$ 107,250	$ 161,700
Onboarding	$ 1,526,700	$ 2,089,600	$ 1,255,000
Periodic Costs	$ 3,541,800	$ 7,397,700	$ 9,377,000
Total Revenue: Large - Cloud	$ 5,109,750	$ 9,594,550	$ 10,793,700
Large - On premise			
Total Number of Clients	18	38	49
License Fee	$ 41,250	$ 107,250	$ 161,700
Onboarding	$ 1,526,700	$ 2,089,600	$ 1,255,000
Periodic Costs	$ 3,078,300	$ 6,474,300	$ 8,297,600
Total Revenue: Large - On premise	$ 4,646,250	$ 8,671,150	$ 9,714,300
EMR Modules			
Total Revenue: EMR Modules	$ 9,072,000	$ 19,656,000	$ 34,776,000
TOTAL Revenue	$ 38,009,810	$ 72,885,700	$ 93,765,350

Chart: Highlights



Revenue Break-down, 2020

- Total Revenue: Small - Cloud
- Total Revenue: Small - On premise
- Total Revenue: Med - Cloud
- Total Revenue: Med - On premise
- Total Revenue: Large - Cloud
- Total Revenue: Large - On premise
- Total Revenue: EMR Modules



Source-wise Revenue, Years 2020-24

- Total Revenue: Small - Cloud
- Total Revenue: Small - On premise
- Total Revenue: Med - Cloud
- Total Revenue: Med - On premise
- Total Revenue: Large - Cloud
- Total Revenue: Large - On premise
- Total Revenue: EMR Modules
- Revenue Growth Rate

	2019	2020	2021	2022	2023	2024
REVENUE						
Small - Cloud	-	302,000	1,105,300	5,304,150	9,784,450	10,797,000
Small - On premise	-	227,500	1,278,400	4,237,500	7,473,300	8,286,400
Med - Cloud	-	293,950	1,069,060	5,135,180	9,387,400	10,230,850
Med - On premise	-	-	805,500	4,504,980	8,318,850	9,167,100
Large - Cloud	-	-	906,000	5,109,750	9,594,550	10,793,700
Large - On premise	-	-	826,800	4,646,250	8,671,150	9,714,300
EMR Modules	126,000	42,000	1,512,000	9,072,000	19,656,000	34,776,000
TOTAL REVENUE	126,000	865,450	7,503,060	38,009,810	72,885,700	93,765,350
Revenue Growth Rate			767%	407%	92%	29%
COST OF GOODS SOLD						
Total COGS	55,440	380,798	2,926,193	12,923,335	21,136,853	24,847,818
GROSS MARGIN	70,560	484,652	4,576,867	25,086,475	51,748,847	68,917,532
Gross Margin %	*56.0%*	*56.0%*	*61.0%*	*66.0%*	*71.0%*	*73.5%*
Overhead						
Sales & Marketing	25,000	701,000	1,711,400	10,941,550	17,268,637	19,499,762
General & Administration	27,300	973,775	2,511,300	4,607,355	6,601,204	8,566,877
Research & Development	-	36,000	74,000	84,000	104,000	124,000
Total Overheads	52,300	1,710,775	4,296,700	15,632,905	23,973,841	28,190,639
EBITDA	18,260	(1,226,123)	280,167	9,453,570	27,775,007	40,726,894
D&A	-	19,667	23,200	26,733	12,600	12,600
EBIT	18,260	(1,245,790)	256,967	9,426,836	27,762,407	40,714,294
Interest	-	-	-	-	-	-
Other Income (losses)	-	-	-	-	-	-
Taxes	(5,113)	-	(71,951)	(2,639,514)	(7,773,474)	(11,400,002)
PAT	13,147	(1,245,790)	185,016	6,787,322	19,988,933	29,314,291
Net Margin	10.4%	-143.9%	2.5%	17.9%	27.4%	31.3%
Revenue Accumulated	*126,000*	*865,450*	*8,368,510*	*46,378,320*	*119,264,020*	*213,029,370*

		2020	2021	2022	2023	2024
Net New Clients		4	29	130	176	147
Annual Churn %		5%	5%	5%	5%	5%
Gross Users		4	31	137	185	155
Churned Users		-	2	7	9	8
Total Revenue	$	865,450	$ 7,503,060	$38,009,810	$72,885,700	$93,765,350
Total Marketing Spend	$	701,000	$ 1,711,400	$ 10,941,550	$ 17,268,637	$ 19,499,762
Churn Rate		5%	5%	5%	5%	5%
Retention Rate		95%	95%	95%	95%	95%
Average Customer Lifespan		3.5 Years	3.5 Years	3.5 Years	3.5 Years	3.5 Years
Average Revenue per user	$	216,363	$ 258,726	$ 292,383	$ 414,123	$ 637,860
Gross Margin		56.0%	61.0%	66.0%	71.0%	73.5%
Average Gross Margin per Customer Lifespan	$	424,071	$ 552,380	$ 675,405	$ 1,029,096	$ 1,640,894
CAC	$	175,250	$ 59,014	$ 84,166	$ 98,117	$ 132,651
LTV	$	2,771,893	$ 3,610,578	$ 4,414,716	$ 6,726,583	$ 10,725,533
LTV:CAC		16	61	52	69	81
3-year IRR	193% $(175,250)	-	-	4,414,716		
Discount Rate		9.5%	9.5%	9.5%	9.5%	9.5%

6.0 Management Summary

Apothēka Blockchain solution development, marketing and implementation will be led by industry veterans with over 20 plus years combined experience in various software developments projects and EMR/EHR implementations to include consulting in Fortune 500 healthcare conglomerates like Amgen (Biotech), Cedars Sinai (High net worth private hospital), GE Health, Memorialcare healthcare system, Kaiser Permanent among others.

6.1 Personnel Plan

The current personnel include Apotheka executives overseeing a team of developers, administrators, and engineers working on the platform. Additional personnel will be added as we secure clientele and investors.

7.0 Financial Plan

It is anticipated that the $2,000,000 in funding that the company will seek to secure and cover the business start-up costs and provide funds for operating expenses for the first three years. Depending on if our sales forecasts are met we should not need additional funding in following years.
The following chart sets forth the company's anticipated profitability analysis. The company should see a profit within the first year. Retained earnings are not projected to be positive as the owners annual pay is calculated into cost of sales.

7.1 Start-up Funding
The start-up costs of Apothēka Blockchain will consist primarily of operations costs, Research and Development, patent filing, office equipment, marketing/advertisement, utility and business services

hook-ups, professional consulting services, and cash for starting balance. . These start-up costs will be funded by investment capital and grant funding.

Table: <mark>Start-up Funding</mark> (Nov 2019 - June 2020)

		Total Investment
	$	2,220,000
		Total
Set-up Costs	$	550,000
Development	$	380,000
Contingency Cash	$	170,000
Marketing & Sales	$	700,000
Staffing & Admin	$	970,000
Total Funding	$	2,220,000

Target Requirement (Target)	$	2,220,000
Marketing & Customer Acquisition	$	1,110,000
Operations & Salaries	$	555,000
IT	$	333,000
R&D	$	222,000





7.2 Important Assumptions

Table 7.1 summarizes key financial assumptions, including 45-day average collection days, sales entirely on invoice basis, expenses mainly on net 30 basis, 35 days on average for payment of invoices, and present-day interest rates.

7.3 Break-even Analysis

The Break-even Analysis is based on the average of the first-year figures for total sales by units, and by operating expenses. These are presented as per-unit revenue, per-unit cost, and fixed costs. These moderate assumptions make for a more accurate estimate of real risk.

Table: Break-even Analysis



Chart: Break-even Analysis

	2019	2020	2021	2022	2023	2024
Total Revenue	126,000	865,450	7,503,060	38,009,810	72,885,700	93,765,350
Total Fixed Cost	52,300	1,730,442	4,319,900	15,659,638	23,986,441	28,203,239
Total Variable Cost	55,440	380,798	2,926,193	12,923,335	21,136,853	24,847,818
Contribution Margin	70,560	484,652	4,576,867	25,086,475	51,748,847	68,917,532
Contribution Margin %	56.0%	56.0%	61.0%	66.0%	71.0%	73.5%
Break-Even Revenue	93,393	3,090,074	7,081,803	23,726,725	33,783,719	38,371,753
Break Even Number of Clients	-	10	21	70	107	122
Total Clients (Actual)	-	3	23	113	233	300
Break-Even Month		-	Nov	-	-	-
Average Selling Price		$ 288,483	$ 326,220	$ 336,370	$ 312,814	$ 312,551
Variable Cost per Client		$ 126,933	$ 127,226	$ 114,366	$ 90,716	$ 82,826
Runway		1 Months	26 Months	0 Months	0 Months	0 Months

7.4 Projected Profit and Loss
    The detailed monthly pro-forma income statement for the first year is included in the appendix. The annual estimates are included below.

Table: Profit and Loss 2019 - 2024

	2019	2020	2021	2022	2023	2024
REVENUE						
Small - Cloud	-	302,000	1,105,300	5,304,150	9,784,450	10,797,000
Small - On premise	-	227,500	1,278,400	4,237,500	7,473,300	8,286,400
Med - Cloud	-	293,950	1,069,060	5,135,180	9,387,400	10,230,850
Med - On premise	-	-	805,500	4,504,980	8,318,850	9,167,100
Large - Cloud	-	-	906,000	5,109,750	9,594,550	10,793,700
Large - On premise	-	-	826,800	4,646,250	8,671,150	9,714,300
EMR Modules	126,000	42,000	1,512,000	9,072,000	19,656,000	34,776,000
TOTAL REVENUE	126,000	865,450	7,503,060	38,009,810	72,885,700	93,765,350
Revenue Growth Rate			767%	407%	92%	29%
COST OF GOODS SOLD						
Total COGS	55,440	380,798	2,926,193	12,923,335	21,136,853	24,847,818
GROSS MARGIN	70,560	484,652	4,576,867	25,086,475	51,748,847	68,917,532
Gross Margin %	*56.0%*	*56.0%*	*61.0%*	*66.0%*	*71.0%*	*73.5%*
Overhead						
Sales & Marketing	25,000	701,000	1,711,400	10,941,550	17,268,637	19,499,762
General & Administration	27,300	973,775	2,511,300	4,607,355	6,601,204	8,566,877
Research & Development	-	36,000	74,000	84,000	104,000	124,000
Total Overheads	52,300	1,710,775	4,296,700	15,632,905	23,973,841	28,190,639
EBITDA	18,260	(1,226,123)	280,167	9,453,570	27,775,007	40,726,894
D&A	-	19,667	23,200	26,733	12,600	12,600
EBIT	18,260	(1,245,790)	256,967	9,426,836	27,762,407	40,714,294
Interest	-	-	-	-	-	-
Other Income (losses)	-	-	-	-	-	-
Taxes	(5,113)	-	(71,951)	(2,639,514)	(7,773,474)	(11,400,002)
PAT	13,147	(1,245,790)	185,016	6,787,322	19,988,933	29,314,291
Net Margin	10.4%	-143.9%	2.5%	17.9%	27.4%	31.3%
Revenue Accumulated	*126,000*	*865,450*	*8,368,510*	*46,378,320*	*119,264,020*	*213,029,370*

7.6 Projected Balance Sheet

The following table presents that Balance Sheet for Consultation for the Elder. Table: Balance Sheet

Balance Sheet	2020	2021	2022	2023	2024
ASSETS					
Cash/Bank	898,105	854,107	6,524,897	25,176,344	53,673,791
Accounts Receivables	36,060	312,628	1,583,742	3,036,904	3,906,890
Inventories	-	-	-	-	-
Total Current Assets	**934,166**	**1,166,735**	**8,108,639**	**28,213,248**	**57,580,681**
Platform	338,333	328,333	315,000	315,000	315,000
Set-up, Trademarks, Incorporation	33,000	31,000	29,000	27,000	25,000
Office Equipment	4,000	3,800	3,400	3,800	4,200
Total Fixed Assets	**375,333**	**363,133**	**347,400**	**345,800**	**344,200**
Total Assets	**1,309,499**	**1,529,868**	**8,456,039**	**28,559,048**	**57,924,881**
LIABILITIES & EQUITY					
Accounts Payable	5,289	40,642	179,491	293,567	345,109
Advances	-	-	-	-	-
Other Current Liabilities	-	-	-	-	-
Total Current Liabilities	**5,289**	**40,642**	**179,491**	**293,567**	**345,109**
Senior Debt	-	-	-	-	-
Bridge Loan	-	-	-	-	-
Total Liabilities	**5,289**	**40,642**	**179,491**	**293,567**	**345,109**
Share Capital: Class A	2,550,000	2,550,000	2,550,000	2,550,000	2,550,000
Share Capital: Class B	-	-	-	-	-
Share Capital: Class C	-	-	-	-	-
Retained Earnings	-	(1,245,790)	(1,060,774)	5,726,548	25,715,481
Net Profit (loss)	(1,245,790)	185,016	6,787,322	19,988,933	29,314,291
Total Equity	**1,304,210**	**1,489,226**	**8,276,548**	**28,265,481**	**57,579,772**
Total Liabilities & Equity	**1,309,499**	**1,529,868**	**8,456,039**	**28,559,048**	**57,924,881**

See Appendix Below

Table: Sales Forecast Year 1

	Dec-19	2019	Jan-20	Feb-20	Mar-20	Apr-20	May-20	Jun-20	Jul-20	Aug-20	Sep-20	Oct-20	Nov-20	Dec-20	2020	2021	2022	2023	2024
Revenue																			
Small - Cloud																			
Total Number of Clients	-	-	1	1	1	1	1	1	1	1	1	1	1	1	1	4	19	39	50
License Fee	-	-	275	275	275	275	275	275	275	275	275	275	275	275	3,300	13,200	44,550	110,550	165,000
Onboarding	-	-	101,000	-	-	-	-	-	-	-	-	-	-	-	101,000	306,900	1,530,400	2,093,100	1,255,000
Periodic Costs	-	-	197,700	-	-	-	-	-	-	-	-	-	-	-	197,700	785,200	3,729,200	7,580,800	9,377,000
Total Revenue: Small - Cloud	-	-	298,975	275	275	275	275	275	275	275	275	275	275	275	302,000	1,105,300	5,304,150	9,784,450	10,797,000
Small - On premise																			
Total Number of Clients	-	-	1	1	1	1	1	1	1	1	1	1	1	1	1	6	21	41	53
License Fee	-	-	275	275	275	275	275	275	275	275	275	275	275	275	3,300	19,800	51,150	117,150	156,750
Onboarding	-	-	90,000	-	-	-	-	-	-	-	-	-	-	-	90,000	453,500	1,370,750	1,871,650	1,213,250
Periodic Costs	-	-	134,200	-	-	-	-	-	-	-	-	-	-	-	134,200	805,100	2,815,600	5,484,500	6,916,400
Total Revenue: Small - On premise	-	-	224,475	275	275	275	275	275	275	275	275	275	275	275	227,500	1,278,400	4,237,500	7,473,300	8,286,400
Med - Cloud																			
Total Number of Clients	-	-	1	1	1	1	1	1	1	1	1	1	1	1	1	4	19	39	50
License Fee	-	-	275	275	275	275	275	275	275	275	275	275	275	275	3,300	13,200	44,550	110,550	165,000
Onboarding	-	-	105,000	-	-	-	-	-	-	-	-	-	-	-	105,000	318,510	1,588,680	2,164,600	1,279,950
Periodic Costs	-	-	185,650	-	-	-	-	-	-	-	-	-	-	-	185,650	737,350	3,501,950	7,112,250	8,785,900
Total Revenue: Med - Cloud	-	-	290,925	275	275	275	275	275	275	275	275	275	275	275	293,950	1,069,060	5,135,180	9,387,400	10,230,850
Med - On premise																			
Total Number of Clients	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	18	38	49
License Fee	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9,900	41,250	107,250	161,700
Onboarding	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	315,000	1,585,530	2,162,100	1,279,950
Periodic Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	480,600	2,878,200	6,049,500	7,725,450
Total Revenue: Med - On premise	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	805,500	4,504,980	8,318,850	9,167,100
Large - Cloud																			
Total Number of Clients	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	18	38	49
License Fee	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9,900	41,250	107,250	161,700
Onboarding	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	303,000	1,526,700	2,089,600	1,255,000
Periodic Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	593,100	3,541,800	7,397,700	9,377,000
Total Revenue: Large - Cloud	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	906,000	5,109,750	9,594,550	10,793,700
Large - On premise																			
Total Number of Clients	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	18	38	49
License Fee	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9,900	41,250	107,250	161,700
Onboarding	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	303,000	1,526,700	2,089,600	1,255,000
Periodic Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	513,900	3,078,300	6,474,300	8,297,600
Total Revenue: Large - On premise	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	826,800	4,646,250	8,671,150	9,714,300
EMR Modules																			
Total Revenue: EMR Modules	42,000	126,000	42,000	-	-	-	-	-	-	-	-	-	-	-	42,000	1,512,000	9,072,000	19,656,000	34,776,000
TOTAL Revenue	$42,000	$126,000	$856,375	$825	$825	$825	$825	$825	$825	$825	$825	$825	$825	$825	$865,450	$7,503,060	$38,009,810	$72,885,700	$93,765,350
Revenue Growth Rate																767%	407%	92%	29%
Total Number of Primary Clients	-	-	3	3	3	3	3	3	3	3	3	3	3	3	3	23	113	233	300
Total Number of EMR Clients	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	10	50	106	186

Table: Income & Cash Flow Statements Year 1

Cash Flow Statement	Oct-19	Nov-19	Dec-19	2019	Jan-20	Feb-20	Mar-20	Apr-20	May-20	Jun-20	Jul-20	Aug-20	Sep-20	Oct-20	Nov-20	Dec-20
Opening Cash	-	837	1,675	-	-	2,852,794	2,695,038	2,537,283	2,355,152	2,173,021	1,990,890	1,808,759	1,626,629	1,444,498	1,262,367	1,080,236
OPERATING ACTIVITIES																
Net Profit	837	837	837	13,147	698,720	(156,830)	(156,830)	(181,205)	(181,205)	(181,205)	(181,205)	(181,205)	(181,205)	(181,205)	(181,205)	(181,205)
Add: Depreciation & Amortization	-	-	-	-	1,639	1,639	1,639	1,639	1,639	1,639	1,639	1,639	1,639	1,639	1,639	1,639
Add: Interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash Flow before WC changes	837	837	837	13,147	700,359	(155,192)	(155,192)	(179,567)	(179,567)	(179,567)	(179,567)	(179,567)	(179,567)	(179,567)	(179,567)	(179,567)
WC Changes	-	-	-	-	(2,564)	(2,564)	(2,564)	(2,564)	(2,564)	(2,564)	(2,564)	(2,564)	(2,564)	(2,564)	(2,564)	(2,564)
Cash Flow From Operations (1)	837	837	837	13,147	697,794	(157,756)	(157,756)	(182,131)	(182,131)	(182,131)	(182,131)	(182,131)	(182,131)	(182,131)	(182,131)	(182,131)
INVESTING ACTIVITIES																
Less: Investments in Fixed Assets	-	-	-	-	65,000	-	-	-	-	-	-	-	-	-	-	-
Add: Divestments																
Cash Flow from Investing Activities (2)	-	-	-	-	(65,000)	-	-	-	-	-	-	-	-	-	-	-
FINANCING ACTIVITIES																
Add: Capital Increases Class A	-	-	-	-	2,220,000	-	-	-	-	-	-	-	-	-	-	-
Add: Capital Increases Class B	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Add: Capital Increases Class C	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Less: Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Add: Loan Receipt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Less: Loan Repayment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash Flow from Financing Activities (3)	-	-	-	-	2,220,000	-	-	-	-	-	-	-	-	-	-	-
Net Cash Flow (1+2+3)	837	837	837	13,147	2,852,794	(157,756)	(157,756)	(182,131)	(182,131)	(182,131)	(182,131)	(182,131)	(182,131)	(182,131)	(182,131)	(182,131)
Closing Cash	837	1,675	2,512	13,147	2,852,794	2,695,038	2,537,283	2,355,152	2,173,021	1,990,890	1,808,759	1,626,629	1,444,498	1,262,367	1,080,236	898,105